Filed by Coca-Cola West Company, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated February 21, 2017

February 20, 2017
To Whom It May Concern:

Company:	Coca-Cola West Company, Limited
Representative:	Representative Director and President Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquiries:	Director/Senior Executive Officer, Planning & Finance Division
Yasunori Koga
(TEL +81-92-641-8774)

Announcement on Reduction in the Amount of Capital Reserves that will Increase upon the Share Exchange and Transfer of the Reduced Amount to Other Capital Surplus

Coca-Cola West Company, Limited (hereinafter referred to as “CCW”) hereby announces that the Board of Directors has resolved at its meeting held today to reduce the amount of “capital reserves” and transfer the reduced amount to “other capital surplus” as follows.  There will be no impact on the results of operations of CCW.

1.	Purpose of the reduction in the amount of capital reserves

As announced in the press release “Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd.; Integrated Company to be Named Coca-Cola Bottlers Japan Inc.” dated September 30, 2016, CCW and Coca-Cola East Japan Co., Ltd. (hereinafter referred to as “CCEJ”) are planning to integrate their businesses through a combination of a share exchange (hereinafter referred to as the “Share Exchange”), under which CCW becomes a sole parent company and CCEJ becomes a wholly owned subsidiary, and an absorption-type company split (hereinafter referred to as “Absorption-Type Company Split”), under which CCW is the splitting company and New CCW Establishment Preparation Co., Ltd., a wholly owned subsidiary of CCW, is the succeeding company.  In this regard, CCW has decided to reduce the entire amount of capital reserves that will increase upon the Share Exchange and transfer it to other capital surplus at the same time as the Share Exchange to enable the implementation of more flexible capital policies after the business integration.

2.	Outline of the Reduction in the Amount of Capital Reserves

The amount of capital reserves will be reduced as follows on the condition that the amount of capital reserves of CCW will increase upon the Share Exchange.

(1)	Amount of capital reserves to be reduced
Amount of increase in capital reserves upon the Share Exchange
(Note 1)
In the Share Exchange, the amount of increase in stated capital of CCW shall be 0 yen and the amount of increase in capital reserves will be separately determined by CCW pursuant to Article 39 of the Company Accounting Regulations of Japan.  The specific amount of increase in capital reserves will be calculated based on the market value of the shares of CCW to be delivered as consideration for the Share Exchange (number of shares: 95,117,769 (expected)).

(Note 2)
The planned reduction in the amount of capital reserves is to reduce, at the same time as the Share Exchange, capital reserves by an amount equal to the amount it will increase upon the Share Exchange.  The amount of capital reserves of CCW after the Share Exchange takes effect will, therefore, be the same as the amount of capital reserves as of today, which is 108,166,569,280 yen.

(2)	Handling of the amount of capital reserves to be reduced
The amount of capital reserves to be reduced will not be incorporated into stated capital and will instead be transferred in whole to other capital surplus.

(3)	Method of reducing the amount of capital reserves
In accordance with Article 448, paragraph (3) of the Companies Act of Japan, CCW will reduce the amount of capital reserves based on a resolution of the Board of Directors.

3.	Schedule

(1)	Date of resolution of the Board of Directors:	February 20, 2017
(2)	Period in which creditors may make objections:	February 28, 2017 to March 27, 2017
(3)	Effective date (expected):	April 1, 2017
(Same day as the effective date of the Share Exchange)

4.	Future outlook

This reduction in the amount of capital reserves is to transfer a certain amount of capital reserves to other capital surplus and gives rise to no changes to the amount of CCW’s net assets.  There will be no impact on the result of operations of CCW.

Moreover, as described in 1. above, CCW will implement the Absorption-Type Company Split on the condition that the Share Exchange takes effect.  In connection with the Absorption-Type Company Split, CCW will reduce the amount of other capital surplus in accordance with the provisions of the Company Accounting Regulations of Japan.  However, there will be no impact on the results of operations of CCW.

The specific amount of capital reserves to be reduced will be separately announced as soon as it is determined.

End

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Company, Limited (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”). In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data. We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge. Please contact the person below if you wish to apply for the documentation to be sent by post:

Company Name:  Coca-Cola West Company, Limited
Address:  7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge:  Masakiyo Uike, Finance Department
Tel:  +81-92-641-8585   Email:  masakiyo-uike@ccwest.co.jp